EXHIBIT 21.1

SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

    Amcor plc has no parent. The following were significant subsidiaries of the Company as of June 30, 2021.

Name	Organized Under The Laws Of
Amcor Pty Ltd	Australia
Amcor Investments Proprietary Limited	Australia
Amcor Packaging (USA) Inc.	United States of America
Amcor Finance (USA), Inc.	United States of America
Twinpak (USA) LLC	United States of America
Amcor European Holdings Pty Ltd	Australia
Amcor Holding	United Kingdom
Amcor UK Finance PLC	United Kingdom
Amcor Rigid Packaging USA, LLC	United States of America
Containers Packaging (Europe)	United Kingdom
Amcor Flexibles Americas LLC	United States of America
ARP North America Holdco Ltd	United Kingdom
ARP LATAM Holdco Ltd	United Kingdom
Amcor Flexibles North America, Inc.	United States of America
Amcor Wisconsin, LLC	United States of America